The Vantagepoint Funds
FYE 12/31/02
Attachment Filed in Response to Form N-SAR Sub-Item 77D
Policies with respect to security investments


Growth Fund (series 3): The indexed, passively managed (versus actively managed) portion of the fund's assets was reduced from 20% to a 5% level.


Equity Income Fund (series 5): The fund adopted a non-fundamental policy to invest 80% of its assets in equity securities under normal circumstances.


Income Preservation Fund (series 14): The cash buffer of the fund has been lowered from 10% to a 4-6% level.


Model Portfolio All-Equity Growth Fund (series 15): The fund adopted a policy to invest 100% of its assets in underlying funds that invest 80% of assets in equity securities under normal circumstances.